Sub-Item 77Q2

Nuveen California Select Tax-Free Income
Portfolio
33-46942
811-06693

Based on a review of the SEC Forms 3, 4 and 5 furnished to the Fund, the Fund believes that all Section
16(a)
filing requirements applicable to the Funds officers and directors, investment adviser and affiliated persons of the investment adviser were complied with, except that the initial affiliation report on behalf of the officer listed below was filed late on May 24, 2004, accession numbers
0001189642-04-000354, 0001189642-04-000355
and 0001189642-04-000356.

There are no greater than ten-percent
shareholders of the Fund.


OFFICERS:

Scott R. Romans
Daniel S. Solender
Cathryn Steeves